SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No.1)
Rule 13e-3 Transaction Statement under
Section 13(e) of the Securities Exchange Act of 1934

Arco Platform Limited
(Name of the Issuer)

Achieve Holdings
Achieve Merger Sub
Arco Platform Limited
OSC Investments Ltd.
Oto Brasil de Sá Cavalcante
Ari de Sá Cavalcante Neto
ASCN Investments Ltd.
GA IS Holding, L.P.
GAP (Bermuda) L.P.
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments V, LLC
GAP Coinvestments CDA, L.P.
General Atlantic L.P.
General Atlantic Arco (Bermuda) 2, L.P.
General Atlantic GenPar (Bermuda), L.P.
General Atlantic GenPar (Lux) SCSp
General Atlantic (Lux) S.à r.l.
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) EU, L.P.
General Atlantic Partners (Lux), SCSp
General Atlantic (SPV) GP (Bermuda), LLC
Archery DF Holdings, LP
Cardinal DIG CC, LLC 11.8
Dragoneer CF GP, LLC
Dragoneer Global Fund II, L.P.
Dragoneer Global GP II, LLC
Dragoneer Global GP II CC, LLC
Dragoneer Global GP II Holdings, L.P
Marc Stad
(Name of Person(s) Filing Statement)
Class A common shares, par value of $0.00005 per share
(Title of Class of Securities)

G04553106
(CUSIP Number of Classes of Securities)
Achieve Holdings Achieve Merger Sub 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands KY1-9008 Tel: +1 345 814 7600	Ari de Sá Cavalcante Neto Rua Augusta 2840, 9th floor, Suite 91 Consolação, São Paulo — SP, Brazil 01412-100 Tel: +55 (85) 3033-8264
General Atlantic L.P.
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments V, LLC
GAP Coinvestments CDA, L.P.
c/o General Atlantic Service Company, L.P.,
55 East 52nd Street, 33rd Floor,
New York, NY 10055
Tel: +1-212-715-4000

Arco Platform Limited
Rua Augusta 2840, 15th floor,
Suite 152, Consolação,
São Paulo — SP, Brazil 01412-100
Attention: Ari de Sá Cavalcante Neto, Roberto Otero and/or Mariana Pacini
Tel: +55 (85) 3033-8264
	ASCN Investments Ltd. Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands Tel: +55 (85) 3033-8264	General Atlantic (Lux) S.à.r.l. General Atlantic GenPar (Lux) SCSp General Atlantic Partners (Lux), SCSp 412F, Route d’Esch, Luxembourg L-1471 Tel: +1-212-715-4000
Oto Brasil de Sá Cavalcante Rua Augusta 2840, 15th floor, Suite 151 Consolação, São Paulo — SP, Brazil 01412-100 Tel: +55 (85) 3033-8264
GAP (Bermuda) L.P.
General Atlantic GenPar (Bermuda), L.P.
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) EU, L.P.
General Atlantic (SPV) GP (Bermuda), LLC
General Atlantic Arco (Bermuda) 2, L.P.
GA IS Holding, L.P.
Clarendon House, 2 Church Street,
Hamilton, Bermuda HM 11
Tel: +1-441-295-1422

Archery DF Holdings, LP
Cardinal DIG CC, LLC
Dragoneer CF GP, LLC
Dragoneer Global Fund II, L.P.
Dragoneer Global GP II, LLC
Dragoneer Global GP II CC, LLC
Dragoneer Global GP II Holdings, L.P.
Marc Stad
c/o Dragoneer Investment Group, LLC
One Letterman Drive, Building D,
Suite M500
San Francisco, CA 94129
Attention: Michael Dimitruk
Tel: +1-415-539-3099

OSC Investments Ltd. Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands Tel: +55 (85) 3033-8264
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to:
Paul Schnell Maxim Mayer-Cesiano Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Tel: +1-212-735-2322 Tel: +1-212-735-2297	J. Mathias Von Bernuth Skadden, Arps, Slate, Meagher & Flom LLP Av. Brigadeiro Faria Lima, 3311 — 7th Floor São Paulo — SP, Brazil 04538-133 Tel: +55-11-3708-1840	Matthew W. Abbott Christopher J. Cummings Cullen L. Sinclair Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Tel: +1-212-373-3000
Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: +1-212-450-4000		Thomas Holden Ropes & Gray LLP Three Embarcadero Center San Francisco, California 94111 Tel: +1-415-315-2355
This statement is filed in connection with (check the appropriate box):
☐ The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
☐ The filing of a registration statement under the Securities Act of 1933.
☐ A tender offer.
☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

i

INTRODUCTION
This amendment No. 1 to the transaction statement pursuant to Rule 13e-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following Persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Arco Platform Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A common shares, par value $0.00005 per share (each, a “Class A Share” and collectively, the “Class A Shares” and, together with the Class B common shares of the Company, par value $0.00005 per share (each, a “Class B Share” and collectively, the “Class B Shares”), the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Achieve Holdings, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Achieve Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) OSC Investments Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and controlled by Oto Brasil de Sá Cavalcante; (e) Oto Brasil de Sá Cavalcante; (f) Ari de Sá Cavalcante Neto (together with Oto Brasil de Sá Cavalcante, the “Founders”); (g) ASCN Investments Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and controlled by Ari de Sá Cavalcante Neto; (h) GA IS Holding, L.P., a Bermuda exempted limited partnership (“GA IS”); (i) GAP (Bermuda) L.P., a Bermuda exempted limited partnership (“GAP Bermuda LP”); (j) GAP Coinvestments III, LLC, a Delaware limited liability corporation (“GAPCO III”); (k) GAP Coinvestments IV, LLC, a Delaware limited liability corporation (“GAPCO IV”); (l) GAP Coinvestments V, LLC, a Delaware limited liability corporation (“GAPCO V”); (m) GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”), (n) General Atlantic L.P., a Delaware limited partnership (“GA LP”); (o) General Atlantic Arco (Bermuda) 2, L.P., a Bermuda exempted limited partnership (“GA Arco”); (p) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”); (q) General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership (“GA GenPar Lux”); (r) General Atlantic (Lux) S.à r.l., a Luxembourg private limited liability company (“GA Lux”); (s) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”); (t) General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership (“GAP Bermuda EU”); (u) General Atlantic Partners (Lux) SCSp, a Luxembourg special limited partnership (“GAP Lux”); (v) General Atlantic (SPV) GP (Bermuda), LLC, a Bermuda limited liability corporation (“GA SPV Bermuda,” and, together with GA IS, GAP Bermuda LP, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA LP, GA Arco, GenPar Bermuda, GA GenPar Lux, GA Lux, GAP Bermuda IV, GAP Bermuda EU and GAP Lux, “General Atlantic”); (w) Archery DF Holdings, LP, a Delaware limited partnership (“Archery”); (x) Cardinal DIG CC, LLC, a Cayman Islands exempted limited partnership (“Cardinal”); (y) Dragoneer CF GP, LLC, a limited liability company established under the laws of the Cayman Islands (“CF GP”); (z) Dragoneer Global Fund II, L.P., a Cayman Islands exempted limited partnership (“DGF II”); (aa) Dragoneer Global GP II, LLC, a Delaware limited liability company (“GP II”); (bb) Dragoneer Global GP II CC, LLC, a Cayman Islands limited liability company (“GP II CC”); (cc) Dragoneer Global GP II Holdings, L.P., a Cayman Islands exempted limited partnership (“GP II Holdings”); and (dd) Marc Stad (together with Archery, Cardinal, CF GP, DGF II, GP II, GP II CC and GP II Holdings, “Dragoneer”). Filing Persons (d) through (dd) are collectively referred to herein as the “Consortium.”
The Items specified by Schedule 13E-3, with page references to the locations where the information required by such Items can be found, are enumerated beginning on page 4 of this Transaction Statement.
On August 10, 2023, the Company entered into an Agreement and Plan of Merger, dated August 10, 2023 (the “Merger Agreement”), with Parent and Merger Sub, which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (the “Transactions”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the Closing (a) each common share issued and outstanding immediately prior to the effective time of the Merger, as specified in the

Merger Agreement (the “Effective Time”), including any holdback Shares issuable to former shareholders of INCO Limited under the Isaac EPA (as defined in the Merger Agreement), will be cancelled in exchange for the right to receive $14.00 in cash per share without interest (the “Per Share Merger Consideration”), except for (i) Shares beneficially owned by Parent or Merger Sub (including any Shares owned by General Atlantic, Dragoneer, the Founders, any of their respective subsidiaries and certain other rollover shareholders, which will be contributed to Parent in exchange for Parent equity immediately prior to the Effective Time) which will be cancelled for no consideration; (ii) Shares owned by the Company as treasury shares or any subsidiary of the Company as of immediately prior to the Effective Time, which shall be cancelled for no consideration; (iii) Shares reserved for issuance, settlement and allocation by the Company upon exercise or vesting of any Company equity awards, which shall be treated as contemplated by Section 2.04 of the Merger Agreement; and (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands; and (b) each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one ordinary share, par value $0.00005 per share, of the Surviving Company.
Following the consummation of the Merger, the Surviving Company will become a wholly owned subsidiary of Parent and the Company’s 8.00% convertible senior notes due 2028 (“2028 Convertible Notes”) will become obligations of Parent. In addition, if the Merger is consummated, the Class A Shares will be delisted from the Nasdaq Global Select Market, the Company’s obligations to file periodic reports under the Exchange Act will be terminated and the Company will be indirectly privately held by the Consortium and certain other rollover shareholders.
The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, must be authorized and approved by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of shareholders (“Requisite Company Vote”) in accordance with Section 233(6) of the Companies Act (As Revised) of the Cayman Islands.
Concurrently with the execution of the Merger Agreement, the members of the Consortium and the other shareholders who agreed to roll over their Shares into the Surviving Company (collectively, the “Rollover Shareholders”) and the beneficial owners listed therein entered into a rollover and support agreement dated as of August 10, 2023 (the “Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that they will vote, or cause to be voted, all Shares owned directly or indirectly by them (or over which they hold a power of attorney to vote) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, the Merger and the Transactions, and any other matter necessary to effect the Transactions, including the Merger. In addition, each Rollover Shareholder agreed that (a) Class A Shares and/or Class B Shares held by him, her or it will be contributed to Parent immediately prior to the Effective Time, and (b) in consideration for such contribution, Parent will issue to each Rollover Shareholder a number of newly issued ordinary shares of Parent equal to its or his respective number of rollover shares immediately prior to the contribution thereof.
As of the date of October 25, 2023, the Rollover Shareholders beneficially own in the aggregate 46,282,969 Class A Shares, comprised of an aggregate of 13,709,703 Class A Shares, 5,172,418 Class A Shares issuable on conversion of the 2028 Convertible Notes and 27,400,848 Class A Shares issuable on conversion of Class B Shares, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 64.6% of the total number of Class A Shares based on (i) 39,088,703 Class A Shares and (ii) an aggregate of 32,573,266 Class A Shares issuable on conversion of all the 2028 Convertible Notes and all the Class B Shares.
Concurrently with the execution of the Merger Agreement, each member of the Consortium (or its applicable affiliate) entered into an Interim Investors Agreement with Parent, Merger Sub, and the other Rollover Shareholders pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Rollover Shareholders with respect to the Transactions.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached to the Proxy Statement as Annexes A-1 and A-2, respectively, and are incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.
All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

SCHEDULE 13E-3 ITEMS
ITEM 1 .   SUMMARY TERM SHEET
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers About the Extraordinary General Meeting and the Merger”

ITEM 2.   SUBJECT COMPANY INFORMATION
(a)
Name and Address

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•
“Summary Term Sheet — The Parties Involved in the Merger”

(b)
Securities

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“The Company Shareholders Meeting — Record Date; Shares Entitled to Vote”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)
Trading Market and Price

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•
“Market Price of the Company’s Shares, Dividends and Other Matters”

(d)
Dividends

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•
“Market Price of the Company’s Shares, Dividends and Other Matters — Dividend Policy”

(e)
Prior Public Offerings

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•
“Transactions in the Shares — Prior Public Offerings”

(f)
Prior Stock Purchases

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•
“Transactions in the Shares”

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON
(a)
Name and Address

Arco Platform Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex F — Directors and Executive Officers of Each Filing Person”

(b)
Business and Background of Entities

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex F — Directors and Executive Officers of Each Filing Person”

(c)
Business and Background of Natural Persons

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex F — Directors and Executive Officers of Each Filing Person”

ITEM 4.   TERMS OF THE TRANSACTION
(a)(1)   Material Terms — Tender Offers. Not applicable.
(a)(2)   Material Terms — Merger or Similar Transactions
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers About the Extraordinary General Meeting and the Merger”

•
“Special Factors”

•
“The Company Shareholders Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A-1 — Agreement and Plan of Merger”

•
“Annex A-2 — Plan of Merger”

(c)
Different Terms

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Company Shareholders Meeting — Proposals to be Considered at the Company Shareholders Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A-1 — Agreement and Plan of Merger”

•
“Annex A-2 — Plan of Merger”

(d)
Appraisal Rights

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Dissenters’ Rights”

•
“Questions and Answers About the Extraordinary General Meeting and the Merger”

•
“Special Factors — Dissenters’ Rights”

•
“Dissenters’ Rights”

•
“Annex E — Cayman Islands Companies Act (as amended) — Section 238”

(e)
Provisions for Unaffiliated Security Holders

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•
“Provisions for Unaffiliated Security Holders”

(f)
Eligibility for Listing or Trading. Not applicable.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a)
Transactions

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“Transactions in the Shares”

(b)
Significant Corporate Events

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A-1 — Agreement and Plan of Merger”

•
“Annex A-2 — Plan of Merger”

(c)
Negotiations or Contacts

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A-1 — Agreement and Plan of Merger”

•
“Annex A-2 — Plan of Merger”

(d)
Agreements Involving the Subject Company’s Securities

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Support Agreement”

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Support Agreement”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Voting by the Participants at the Company Shareholders Meeting”

•
“The Merger Agreement and Plan of Merger”

•
“Transactions in the Shares”

•
“Annex A-1 — Agreement and Plan of Merger”

•
“Annex A-2 — Plan of Merger”

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a)
Use of Securities Acquired

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers About the Extraordinary General Meeting and the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of Merger on the Company”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A-1 — Agreement and Plan of Merger”

•
“Annex A-2 — Plan of Merger”

(b)
(1) – (8) Plans

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — The Merger”

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Summary Term Sheet — Financing of the Merger”

•
Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A-1 — Agreement and Plan of Merger”

•
“Annex A-2 — Plan of Merger”

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION
(a)
Purposes

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

(b)
Alternatives

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Bidder Group as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Alternatives to the Merger”

•
“Special Factors — Effects on the Company if the Merger is Not Completed”

(c)
Reasons

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Bidder Group as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of Merger on the Company”

•
“Special Factors — Alternatives to the Merger”

(d)
Effects

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Effects of Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Effects on the Company if the Merger is Not Completed”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — U.S. Federal Income Tax Consequences”

•
“Special Factors — Brazilian Tax Consequences”

•
“Special Factors — Cayman Islands Tax Consequences”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A-1 — Agreement and Plan of Merger”

•
“Annex A-2 — Plan of Merger”

ITEM 8.   FAIRNESS OF THE TRANSACTION
(a)-(b)   Fairness; Factors Considered in Determining Fairness
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Recommendations of the Special Committee and the Board”

•
“Summary Term Sheet — Position of the Bidder Group as to the Fairness of the Merger”

•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Bidder Group as to the Fairness of the Merger”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex B — Opinion of Evercore as Financial Advisor”

(c)
Approval of Security Holders

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Shareholder Vote Required to Approve the Merger Agreement and Plan of Merger”

•
“Questions and Answers About the Extraordinary General Meeting and the Merger”

•
“The Company Shareholders Meeting — Vote Required”

(d)
Unaffiliated Representative

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex B — Opinion of Evercore as Financial Advisor”

(e)
Approval of Directors

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Recommendations of the Special Committee and the Board”

•
“Questions and Answers About the Extraordinary General Meeting and the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)
Other Offers

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
(a)
Report, Opinion or Appraisal

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex B — Opinion of Evercore as Financial Advisor”

(b)
Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex B — Opinion of Evercore as Financial Advisor”

(c)
Availability of Documents

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•
“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.
ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
(a)
Source of Funds

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A-1 — Agreement and Plan of Merger”

•
“Annex A-2 — Plan of Merger”

(b)
Conditions

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

(c)
Expenses

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•
“Special Factors — Fees and Expenses”

(d)
Borrowed Funds

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement and Plan of Merger — Financing”

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)
Securities Ownership

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)
Securities Transactions

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•
“Transactions in the Shares”

ITEM 12.   THE SOLICITATION OR RECOMMENDATION
(d)
Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Summary Term Sheet — Support Agreement”

•
“Questions and Answers About the Extraordinary General Meeting and the Merger”

•
“Special Factors — Support Agreement”

•
“Special Factors — Voting by the Participants at the Company Shareholders Meeting”

•
“The Company Shareholders Meeting — Vote Required”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)
Recommendations of Others

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — Recommendations of the Special Committee and the Board”

•
“Summary Term Sheet — Position of the Bidder Group as to the Fairness of the Merger”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Bidder Group as to the Fairness of the Merger”

•
“The Company Shareholders Meeting — The Board’s Recommendation”

ITEM 13.   FINANCIAL STATEMENTS
(a)
Financial Information

The audited financial statements of the Company for the fiscal years ended December 31, 2022 and 2021 are incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2022, filed on March 31, 2023 (see page F-1 and following pages).
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Financial Information — Selected Historical Financial Information”

•
“Financial Information — Net Book Value per Share of Our Shares”

•
“Where You Can Find More Information”

(b)
Pro Forma Information. Not applicable.

ITEM 14.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
(a)
Solicitations or Recommendations

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•
“The Company Shareholders Meeting — Solicitation of Proxies”

(b)
Employees and Corporate Assets

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex F — Directors and Executive Officers of Each Filing Person”

ITEM 15.   ADDITIONAL INFORMATION
(a)
Other Material Information

The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
ITEM 16.   EXHIBITS
The following exhibits are filed herewith:
Exhibit No.	Description
(a)(1)	Preliminary Proxy Statement of the Company dated November 1, 2023.
(a)(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)(3)	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)(4)†	Press Release issued by the Company, dated August 10, 2023, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 11, 2023.
(a)(5)	Annual Report on Form 20-F for the year ended December 31, 2022 of the Company, incorporated herein by reference to Form 20-F filed by the Company with the SEC on March 31, 2023.
(b)(1)	Equity Commitment Letter by and between Parent and General Atlantic (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed by General Atlantic on August 14, 2023).
(b)(2)	Equity Commitment Letter by and between Parent and Dragoneer (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed by Dragoneer on August 14, 2023)
(c)(1)	Opinion of Evercore, dated August 10, 2023, incorporated herein by reference to Annex B to the Proxy Statement.
(c)(2)*†	Draft Discussion Materials prepared by Evercore for discussion with the special committee of the board of directors of the Company (the “Special Committee”), dated January 27, 2023.
(c)(3)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated February 22, 2023.
(c)(4)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated February 27, 2023.
(c)(5)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated February 28, 2023.
(c)(6)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated March 16, 2023.
(c)(7)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated April 4, 2023.
(c)(8)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated April 12, 2023.

Exhibit No.	Description
(c)(9)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated April 21, 2023.
(c)(10)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated April 24, 2023.
(c)(11)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated May 16, 2023.
(c)(12)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated May 18, 2023.
(c)(13)*†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated July 18, 2023.
(c)(14)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated July 22, 2023.
(c)(15)†	Draft Discussion Materials prepared by Evercore for discussion with the Special Committee, dated July 23, 2023.
(c)(16)†	Discussion Materials and Presentation to the Special Committee, dated August 10, 2023.
(d)(1)	Agreement and Plan of Merger, dated August 10, 2023, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A-1 to the Proxy Statement.
(d)(2)**	Support Agreement, dated August 10, 2023, by and among Parent, the Rollover Shareholders and the beneficial owners listed therein, incorporated herein by reference to Annex D to the Proxy Statement.
(d)(3)**	Interim Investors Agreement, dated August 10, 2023, by and among Parent, Merger Sub and the Rollover Shareholders, incorporated herein by reference to Annex C to the Proxy Statement.
(d)(4)	Plan of Merger to be executed, by and between the Company and Merger Sub, incorporated herein by reference to Annex A-2 to the Proxy Statement.
(f)(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)(2)	Cayman Islands Companies Act (as amended) — Section 238, incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.
Exhibit 107	Calculation of Filing Fees

†
Previously filed.

*
Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

**
Schedules and exhibits to the Support Agreement and the Interim Investors Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant will furnish copies of any such schedules or exhibits to the U.S. Securities and Exchange Commission upon request.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: November 1, 2023
ACHIEVE HOLDINGS
By:
/s/ Rodrigo Catunda

Name:
Rodrigo Catunda

Title:
Director

ACHIEVE MERGER SUB
By:
/s/ Rodrigo Catunda

Name:
Rodrigo Catunda

Title:
Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: November 1, 2023
ARCO PLATFORM LIMITED
By:
/s/ Beatriz Amary Faccio

Name:
Beatriz Amary Faccio

Title:
Authorized Signatory

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: November 1, 2023
ARI DE SÁ CAVALCANTE NETO
/s/ Ari de Sá Cavalcante Neto

ASCN INVESTMENTS LTD.
By:
/s/ Ari de Sá Cavalcante Neto

Name:
Ari de Sá Cavalcante Neto

Title:
Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: November 1, 2023
ARCHERY DF HOLDINGS, LP
By: DRAGONEER CF GP, LLC, its general partner
By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

DRAGONEER CF GP, LLC
By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

DRAGONEER GLOBAL FUND II, L.P.
By:
DRAGONEER GLOBAL GP II, LLC, its general partner

By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

DRAGONEER GLOBAL GP II, LLC
By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

DRAGONEER GLOBAL GP II HOLDINGS, LP
By:
DRAGONEER GLOBAL GP II CC, LLC, its general partner

By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

DRAGONEER GLOBAL GP II CC, LLC
By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

CARDINAL DIG CC, LLC
By:
/s/ Pat Robertson

Name:
Pat Robertson

Title:
Chief Operating Officer

MARC STAD
/s/ Marc Stad

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: November 1, 2023
OTO BRASIL DE SÁ CAVALCANTE
/s/ Oto Brasil de Sá Cavalcante

OSC INVESTMENTS LTD.
By:
/s/ Oto Brasil de Sá Cavalcante

Name:
Oto Brasil de Sá Cavalcante

Title:
Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: November 1, 2023
GENERAL ATLANTIC, L.P.
By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GAP (BERMUDA) L.P.
By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.
By:
GAP (Bermuda) L.P., its general partner

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.
By:
GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:
GAP (BERMUDA) L.P., its general partner

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.
By:
GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:
GAP (BERMUDA), L.P.

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC (SPV) GP (BERMUDA) LLC
By:
GAP (BERMUDA) L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC (LUX) S.À.R.L.
By:
/s/ Ingrid van der Hoorn

Name:
Ingrid van der Hoorn

Title:
Managing A

By:
/s/ Bill Blackwell

Name:
Bill Blackwell

Title:
Managing B

GAP COINVESTMENTS III, LLC
By:
GENERAL ATLANTIC, L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GAP COINVESTMENTS IV, LLC
By:
GENERAL ATLANTIC, L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GAP COINVESTMENTS V, LLC
By:
GENERAL ATLANTIC, L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GAP COINVESTMENTS CDA, L.P.
By:
GENERAL ATLANTIC, L.P., its general partner

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GENERAL ATLANTIC GENPAR (LUX) SCSp
By:
GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:
/s/ Ingrid van der Hoorn

Name:
Ingrid van der Hoorn

Title:
Managing A

By:
/s/ Bill Blackwell

Name:
Bill Blackwell

Title:
Managing B

GENERAL ATLANTIC PARTNERS (LUX), SCSp
By:
GENERAL ATLANTIC GENPAR (LUX) SCSp, its general partner

By:
GENERAL ATLANTIC (LUX) S.À.R.L., its general partner

By:
/s/ Ingrid van der Hoorn

Name:
Ingrid van der Hoorn

Title:
Managing A

By:
/s/ Bill Blackwell

Name:
Bill Blackwell

Title:
Managing B

GENERAL ATLANTIC ARCO (BERMUDA) 2, L.P.
By:
GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:
GAP (BERMUDA) L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director

GA IS HOLDING, L.P.
By:
GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:
GAP (BERMUDA) L.P., its managing member

By:
/s/ Gordon Cruess

Name:
Gordon Cruess

Title:
Managing Director